ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 2, 2012

Adam Collicelli
T +1 617 235 4740
F +1 617 951 7050
adam.collicelli@ropesgray.com

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Investment Management

100 F Fifth Street, N.E.

Washington, DC 20549

Attention:	Mary A. Cole

Re:	Kohlberg Capital Corporation (the “Company”)

Definitive Proxy Statement on Schedule 14A for the Company’s 2012 Special Stockholder Meeting
File No. 814-00735

Dear Ms. Cole:

On April 16, 2012, you provided, via telephone, a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A for the Company’s 2012 Special Stockholder Meeting filed with the Commission on April 9, 2012 (File No. 814-00735) (the “2012 Preliminary Proxy Statement”). For your reference, the Staff’s comment (the “Comment”) is reproduced below in bold:

Please confirm that the Company interprets Section 63 of the Investment Company Act of 1940, as amended (the “1940 Act”), to require that any shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), underlying any options, warrants or other rights that are sold pursuant to Section 63(2) (i.e., sold below net asset value (“NAV”)) are issued within one year of the stockholder approval required by Section 63(2)(A) (i.e., the option, warrant or right must be exercised, converted, or exchanged for the underlying shares of Common Stock, and thus the option, warrant or right must expire, within such one-year period).

- 2 -	May 2, 2012

On April 24, 2012, Michael Doherty of this firm submitted to the Staff, via EDGAR and e-mail, a response letter to the Comment on behalf of the Company (the “April 24 Response Letter”). On April 30, 2012, you indicated, via telephone, that the Staff did not agree with the Company’s positions set forth in the April 24 Response Letter. In light of the timing of the Company’s 2012 Special Stockholder Meeting, the Company has revised the disclosure to reflect the Staff’s position that the issuance of shares of Common Stock underlying any options, warrants or other rights at a price below the then current NAV per share of such Common Stock may only be effected within one year of the stockholder approval. Such revisions are reflected on pages 4 and 9 of the Definitive Proxy Statement on Schedule 14A for the Company’s 2012 Special Stockholder Meeting that was filed with the Commission on May 1, 2012 (File No. 814-00735), where the following disclosure has been added as the fourth sentence of the first paragraph and the new second sentence of the penultimate paragraph, respectively:

If the Company issues any warrants, options or rights to acquire Common Stock, the issuance of any Common Stock upon the exercise of any such warrants, options or rights may only be effected within one year of such shareholder approval to the extent such issuance would result in an acquisition of Common Stock at a price below the then current net asset value per share of such Common Stock.

In addition, the language that was included in parentheses at the end of the third sentence of the first paragraph on p. 4 of the 2012 Preliminary Proxy Statement (“although warrants, options and rights issued pursuant to this authority may be exercised after the end of the one-year period”) has been deleted.

As noted above, the Company made the requested change because of the need to finalize its proxy statement in time for its Special Stockholder Meeting. The Company is not conceding that its original position was incorrect, and it reserves the right to raise this issue with respect to future meetings. I understand that Michael Doherty has contacted you to schedule a call to discuss this issue generally.

If you should have any questions about this letter or require any further information, please contact the undersigned at 617-235-4740 or Richard Gluckselig at 212-841-0445. Thank you for your assistance.

Very truly yours,

/s/  Adam Collicelli

Adam Collicelli

cc:	Dayl W. Pearson